UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2025

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

INFORMATION INCLUDED AS PART OF THIS FORM 6-K
BioNTech SE (the “Company”) previously disclosed that on December 23, 2024, the Company entered into a binding term sheet (the “Term Sheet”) with the University of Pennsylvania (“Penn”) to provide terms on which the Company would retain license rights under certain Penn patent rights in order to allow it to continue to pursue development and commercialization of Licensed Products (as defined in the Patent Sublicense Agreement entered into between the Company and Cellscript LLC as of July 19, 2017 (the “PSA”)).

On March 27, 2025, the Company and Penn entered into a series of agreements pursuant to the Term Sheet, including (i) a Settlement Agreement, pursuant to which the Company shall, among other things, pay up to $467.0 million to Penn, as previously disclosed, consisting of $400.0 million as royalties for calendar years 2020-2023, up to $15.0 million in funding for a three-year extension of the research term of the Company’s and Penn’s vaccine alliance, and $52.0 million as a contribution to a research and development investment fund (the “Fund”) to be jointly managed by the Company and Penn; and (ii) a side letter to the PSA to provide for a low single-digit percentage royalty on Net Sales of Licensed Products (each as defined in the PSA) for 2024 onwards and provide a framework for a license for use in combination products which would include the COVID-19 vaccine used in combination with other active pharmaceutical ingredients. The Company and Penn have also aligned on principal terms on which the Fund will be established and managed.

The Company and Penn additionally entered into amendments to (i) their existing Collaboration & License Agreement dated October 9, 2018, including the three-year extension of the research term, in connection with which the Company shall provide additional funding of up to $15.0 million as discussed above, and (ii) their existing Collaboration & License Agreement dated January 18, 2023, each as amended and or/supplemented to date.

The Company’s execution of the Settlement Agreement does not in any way constitute an admission of liability with respect to any allegation raised by Penn, all of which the Company expressly denies, and nothing in the Settlement Agreement shall be taken as or construed to be an admission by the Company as evidence supporting any such allegation, any matter of fact or law, any violation of law or any other liability whatsoever.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Jens Holstein	By:	/s/ Dr. Sierk Poetting
	Name: Jens Holstein		Name: Dr. Sierk Poetting
	Title: Chief Financial Officer		Title: Chief Operating Officer
Date: April 2, 2025